

July 31, 2019

Alexandros Tsirikos
Chief Financial Officer
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece

> **Re: Top Ships Inc.**
> **Form F-1**
> **Filed July 26, 2019**
> **File No. 333-232851**

Dear Mr. Tsirikos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure